Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282

J.P. Morgan Securities LLC

277 Park Avenue

New York, New York 10172

November 30, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos Ms. Erin Purnell

Re:	Highland Transcend Partners I Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-250125)

Dear Mr. Chinos and Ms. Purnell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Highland Transcend Partners I Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on December 2, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 2,275 copies of the preliminary prospectus dated November 24, 2020 (the “Preliminary Prospectus”) as of November 30, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ranga Kanthadai
Name: Ranga Kanthadai
Title: Vice President